Mail Stop 3561

July 9, 2008

Gerard P. Charlier
President and Chief Executive Officer
Gaming Partners International Corporation
1700 Industrial Road
Las Vegas, Nevada 89102

> **Re:** **Gaming Partners International Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2008**
> **File No. 000-23588**

Dear Mr. Charlier:

We have reviewed your response letter dated May 30, 2008 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Management's Discussion and Analysis of Results of Operations and Financial Condition

1. We note your response to our prior comment 4, but believe your response, which states "a large portion of the variability noted in pre-tax income (loss) between the USA and France results from having all of the corporate expenses of the parent company (GPIC) reflected only in the USA number" is vague and does not provide any quantitative support. As your current disclosures do not provide enough information to allow a reader to fully understand the factors causing your domestic operations to incur significant pre-tax losses or break-even results while your foreign operations generated significant pre-tax income during the last two fiscal years, please also expand MD&A, preferably in tabular format, to include quantification of the major components of corporate expenses included in domestic results that supports and clarifies the differences from foreign pre-tax income (loss) from operations. If there are other non-corporate items that comprise a difference in an individual period, these items should also be quantified by major component. As part of your response, please provide us with your proposed disclosures.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant

Via facsimile: David Grimes, Chief Financial Officer
(702)384-1965